Filed by Hughes Electronics Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                  Subject Companies: General Motors Corporation
                                                  Commission File No. 001-00143
                                                 Hughes Electronics Corporation
                                                  Commission File No. 000-26035

The following message was sent to all Hughes Electronics Corporation and PanAmSat Corporation employees by Jack Shaw, president and chief executive officer of Hughes:


May 2, 2003

To HUGHES and PanAmSat employees:

Today, General Motors, HUGHES and News Corp. filed our "Consolidated Application of Authority to Transfer Control" with the Federal Communications Commission
(FCC). We also made our Hart-Scott-Rodino filing with the U.S. Department of Justice. In addition, the tax ruling request has been filed with the Internal Revenue Service. This means we have initiated the necessary processes to obtain U.S. government approvals and clearances for our transaction with News Corp. We are hopeful that these reviews will be completed by the end of the year.

I've attached the executive summary from our FCC filing for your information. If you would like to read the entire document, it will be available on HUGHES.com.

In upcoming weeks, various congressional hearings are expected to be held that may include discussion of our transaction. As in the past, we will post key testimony on HUGHESNet. Work has also begun on the Proxy Statement, which will be mailed to all GM stockholders (GM and GMH) at the time of solicitation of the shareholder vote on this transaction.

We are making good progress through the steps necessary to complete the transaction. I will keep you updated as we reach important milestones, and we will continue to answer your questions through Transition News and your employee intranet.

Sincerely,

Jack




In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interest in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior

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to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                     SUMMARY

           For over two decades, Hughes Electronics Corporation ("Hughes") and its subsidiaries have been at the forefront in developing, introducing and deploying innovative satellite services for both businesses and consumers in the United States. For example, Hughes was the first to launch a high-power Direct Broadcast Satellite ("DBS") service, the first to launch a high-speed satellite Internet access service, and the first to launch a DBS spot beam satellite. Such innovations have spurred other satellite and terrestrial service providers to upgrade their systems and improve their services, all to the benefit of American consumers.

           But now, as the satellite services industry moves into a more mature stage, Hughes and its parent, General Motors Corporation ("GM"), find themselves at a crossroads. DIRECTV faces intense competition from other multichannel video programming distribution ("MVPD") systems. In fact, its DBS rival, EchoStar, is growing faster than DIRECTV, while the number of digital cable subscribers recently has been forecast to surpass the total number of DBS subscribers for the first time. Hughes is also planning to roll out an advanced broadband satellite system targeted to enterprise customers - a bold initiative that presents enormous challenges. Thus, this is a critical juncture for Hughes if it is to realize its full potential as a robust competitor that will offer Americans a true alternative to established and well-financed incumbents.

           For GM, the economic imperatives are very different. GM is world renowned as a leader in the automotive industry, and seeks to focus its management and capital resources on this core area of its operations, and the need to provide funding for GM's U.S. pension plans and retiree health care benefits for the employees who have supported GM's core automotive operations.


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Separation of Hughes from GM will end the era of Hughes competing for capital against the core automotive operations of GM. GM has no special expertise in the businesses in which Hughes operates and GM's continued ownership will not enhance Hughes' position as a dynamic force. Thus, for several years, GM has been searching for an investor with a core competency more aligned with Hughes' businesses and a willingness to permit Hughes to undertake strategic initiatives that may require additional capital and other resources.

           The News Corporation Limited ("News Corp.") has a strategic vision, expertise and resources that will enable Hughes to reach its full potential as a leader in MVPD services. Accordingly, through a series of related transactions described in more detail below, GM will split off Hughes as an independent, publicly traded company, and News Corp. will acquire a 34% interest in Hughes which News Corp. will hold through Fox Entertainment Group, Inc. ("FEG"), in which News Corp. currently holds an 80.6% equity interest and exercises 97% of the vote.

           News Corp. brings an impressive array of capabilities to the transaction. It holds interests in a number of satellite direct-to-home ("DTH") television platforms outside the United States, which will allow it both to share with Hughes the benefits of its experience with diverse service offerings and business practices and to achieve economies of scope and scale in research and development and equipment production. News Corp. also has a proven track record of innovation, a demonstrated ability to challenge established incumbents successfully, and a tradition of changing the dynamic in markets it chooses to enter. For example, in launching the FOX network, Fox News Channel, Fox Sports Net, and National Geographic Channel, and investing heavily in establishing



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local news services in its owned television stations where none previously existed, News Corp. not only aggressively entered areas dominated by formidable incumbents, but also demonstrated a long-term commitment to compete in those areas - and ultimately its ability to do so successfully. In addition, News Corp. has demonstrated its willingness to invest in breakthrough technologies to offer subscribers better services, as it did in converting the British Sky Broadcasting ("BSkyB") platform from analog to digital technology and in bringing a wide range of interactive television services to BSkyB subscribers. News Corp. will bring this same level of strategic vision, energy, expertise and innovation to Hughes. And because Hughes' satellite platforms serve the entire country, the benefits of these enhanced services will flow to all Americans, including those in rural and other areas currently underserved or unserved by terrestrial alternatives.

           News Corp. is committed to dramatically increasing DIRECTV's local-into-local commitment by providing local-into-local service in as many of the 210 Designated Market Areas nationwide as possible, and to doing so as soon as economically and technologically feasible. Among the possibilities being studied are the use of capacity on HNS' recently expanded North American Ka-band SPACEWAY system, further incorporating digital terrestrial tuners into set-top boxes so that subscribers can seamlessly integrate digital over-the-air signals, and other emerging technologies. News Corp. also intends to investigate new technologies that promise to improve spectrum efficiency, some of which are already being used by News Corp. subsidiaries. Such initiatives not only will improve DIRECTV's competitive position in a number of markets, but also will help DIRECTV carry a greater array of high definition television ("HDTV")



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programming, thereby helping to drive the digital television transition process.

           By bringing together News Corp.'s DTH experience, spirit of innovation and programming expertise, with DIRECTV's video distribution capabilities and Hughes Network Systems' technological capabilities, News Corp. currently expects that, within three years, the transaction will create synergies and efficiencies of between $610 million and $765 million annually. These savings will, in turn, enhance Hughes' ability to undertake the significant risks and costs of developing and deploying new services and technologies to provide its customers with consistently more compelling products and services.

           Moreover, because the assets and operations of News Corp. and Hughes are almost entirely complementary, the transaction will not decrease competition in any relevant market affecting the United States. Indeed, competition will be intensified and consumers will have more choice.

           While the Commission has in the past recognized the pro-competitive benefits of vertical integration of programming and distribution assets, it has also assessed the potential for abuse. There is no opportunity for abuse as a result of the proposed transaction. News Corp. has no market power in the programming market and DIRECTV has no market power in the MVPD market that either could leverage for anti-competitive purposes. Moreover, as a programmer, News Corp. is dedicated to achieving the widest possible distribution for its programming in order to maximize revenue from advertising and subscriber fees, and it has no interest in denying access to or discriminating against any MVPD platform. As a provider of subscription programming services to the public,



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DIRECTV is dedicated to securing the most compelling programming available, regardless of the source.

           Nonetheless, in order to allay any program-related concerns whatsoever, News Corp. and Hughes have agreed as a provision of their transactional documents that they will consent to the imposition of a series of program access undertakings as a condition of approval of this Application.

            >> First, News Corp. and Hughes will agree to operate under the same program access rules that Congress and the Commission have placed on programmers that are affiliated with cable operators, even though in this case there is neither a history of anti-competitive conduct nor the dominant market share that engendered the program access requirements in the first place. This commitment will remain in place whether or not News Corp. is otherwise legally subject to the Commission's program access rules. Accordingly, News Corp. will continue to make its programming available to all MVPDs on non-discriminatory prices, terms and conditions.

            >> Second, News Corp. and Hughes will agree to a number of other restrictions that go beyond those applicable to cable-affiliated programmers and DBS operators. These restrictions would, for example, (1) preclude News Corp. from offering any of its existing or future national or regional programming services on an exclusive basis to any MVPD, (2) preclude News Corp. and DIRECTV from discriminating against unaffiliated programming services in the selection, price, terms, or conditions of carriage, and (3) preclude News Corp. and DIRECTV from entering into exclusive arrangements with or unduly or improperly influencing affiliated programming entities, including Liberty Media Corporation. (A complete list of these undertakings is attached to this Application as Attachment G.)


These undertakings would remain in place for so long as the Commission's program access rules remain in effect and News Corp. holds an attributable interest in DIRECTV. The parties encourage the Commission to adopt these undertakings as a condition of the approval of this Application. With these prophylactic measures in place (and indeed even without them), the proposed transaction does not



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present even the potential for public interest harms that could offset the inherent and undeniable public interest benefits.

           Accordingly, the Commission should grant this Application expeditiously so that the parties can begin as quickly as possible the process that will enhance Hughes' capabilities and bring the benefits of more robust competition to consumers throughout the United States.


























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